UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 April 2026

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

 26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 29, 2026	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com

Tel: +886.2.6636.5678

https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results for the First Quarter of 2026

Taipei, April 29, 2026 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited1 net revenues of NT$173,662 million for 1Q26, up by 17.2% year-over-year and down by 2.4% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$14,148 million, up from NT$7,554 million in 1Q25 and down from NT$14,713 million in 4Q25.  Basic earnings per share for the quarter were NT$3.24 (or US$0.205 per ADS), compared to NT$1.75 for 1Q25 and NT$3.37 for 4Q25.  Diluted earnings per share for the quarter were NT$3.08 (or US$0.195 per ADS), compared to NT$1.64 for 1Q25 and NT$3.24 for 4Q25.

RESULTS OF OPERATIONS

1Q26 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 51%, 12%, 36%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$138,812 million for the quarter, down from NT$143,179 million in 4Q25.

-	Raw material cost totaled NT$79,472 million for the quarter, representing 46% of the total net revenues.

-	Labor cost totaled NT$20,608 million for the quarter, representing 12% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$17,276 million for the quarter.

●	Gross margin increased by 0.6 percentage points to 20.1% in 1Q26 from 19.5% in 4Q25.

●	Operating margin was 10.1% in 1Q26, compared to 9.9% in 4Q25.

●	Non-operating items:

-	Net interest expense was NT$1,576 million.

-	Net gain on foreign exchange hedging activities of NT$838 million.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.).  Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

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-	Net gain on equity-method investments was NT$728 million.

-	Other net non-operating income was NT$678 million, primarily attributable to miscellaneous income.

Total non-operating income for the quarter was NT$668 million.

●	Income before tax was NT$18,200 million in 1Q26, compared to NT$18,260 million in 4Q25. We recorded income tax expenses of NT$3,635 million for the quarter, compared to NT$3,248 million in 4Q25.

●	Net income attributable to shareholders of the parent was NT$14,148 million in 1Q26, compared to NT$7,554 million in 1Q25 and NT$14,713 million in 4Q25.

●	Our total number of shares outstanding at the end of the quarter was 4,460,833,082, including treasury stock owned by our subsidiaries in 1Q26. Our 1Q26 basic earnings per share of NT$3.24 (or US$0.205 per ADS) were based on 4,373,148,411 weighted average number of shares outstanding in 1Q26. Our 1Q26 diluted earnings per share of NT$3.08 (or US$0.195 per ADS) were based on 4,485,185,933 weighted average number of shares outstanding in 1Q26.

1Q26 Results Highlights – ATM

●	Net revenues were NT$112,434 million for the quarter, up by 29.7% year-over-year and up by 2.5% sequentially.

●	Cost of revenues was NT$83,236 million for the quarter, up by 24.1% year-over-year and up by 2.9% sequentially.

-	Raw material cost totaled NT$31,784 million for the quarter, representing 28% of the total net revenues.

-	Labor cost totaled NT$17,084 million for the quarter, representing 15% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$15,817 million for the quarter.

●	Gross margin decreased by 0.3 percentage points to 26.0% in 1Q26 from 26.3% in 4Q25.

●	Operating margin was 14.1% in 1Q26, compared to 14.7% in 4Q25.

1Q26 Results Highlights – EMS

●	Net revenues were NT$61,875 million, down by 0.7% year-over-year and down by 10.3% sequentially.

●	Cost of revenues for the quarter was NT$55,981 million, down by 1.4% year-over-year and down by 10.8% sequentially.

-	Raw material cost totaled NT$48,073 million for the quarter, representing 78% of the total net revenues.

-	Labor cost totaled NT$3,434 million for the quarter, representing 6% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,215 million for the quarter.

●	Gross margin increased by 0.5 percentage points to 9.5% in 1Q26 from 9.0% in 4Q25.

●	Operating margin was 3.1% in 1Q26, compared to 2.8% in 4Q25.

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LIQUIdiTY AND CAPITAL RESOURCES

●	Equipment capital expenditures in 1Q26 totaled US$1,003 million, of which US$636 million was used in packaging operations, US$326 million in testing operations, US$40 million in EMS operations and US$1 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$419,386 million as of March 31, 2026.

●	Current ratio was 1.15 and net debt to equity ratio was 0.40 as of March 31, 2026.

●	Total number of employees was 107,950 as of March 31, 2026, compared to 105,947 as of December 31, 2025.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 43% of our total net revenues in 1Q26, compared to 41% in 4Q25. One customer accounted for more than 10% of our total net revenues in 1Q26.

●	Our top 10 customers contributed 58% of our total net revenues in both 1Q26 and 4Q25.

●	Our customers that are integrated device manufacturers or IDMs accounted for 38% of our total net revenues in 1Q26, compared to 35% in 4Q25.

EMS Basis

●	Our five largest customers together accounted for approximately 64% of our total net revenues in 1Q26, compared to 70% in 4Q25. One customer accounted for more than 10% of our total net revenues in 1Q26.

●	Our top 10 customers contributed 71% of our total net revenues in 1Q26, compared to 76% in 4Q25.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, the Philippines, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities;

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demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2025 Annual Report on Form 20-F filed on April 1, 2026.

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Supplemental Financial Information

(Unaudited)

Consolidated Operations

	1Q26	4Q25	1Q25
EBITDA[2] (NT$ million)	38,165	38,344	27,628

ATM Operations

	1Q26	4Q25	1Q25
Net Revenues (NT$ million)	112,434	109,707	88,668
Revenues by Application
Communication	43%	45%	48%
Computing	27%	25%	22%
Automotive, Consumer & Others	30%	30%	30%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	49%	49%	46%
Wirebonding	24%	24%	28%
Others	7%	7%	6%
Testing	19%	19%	18%
Material	1%	1%	2%
Capacity & EBITDA
Equipment CapEx (US$ million)	963	704	869
EBITDA[2] (NT$ million)	34,524	34,451	24,146
Number of Wirebonders	24,926	25,001	25,222
Number of Testers	7,585	7,359	6,686

EMS Operations

	1Q26	4Q25	1Q25
Net Revenues (NT$ million)	61,875	68,991	62,295
Revenues by Application
Communication	25%	30%	33%
Computing	15%	11%	11%
Consumer	35%	36%	31%
Industrial	14%	13%	13%
Automotive	9%	8%	10%
Others	2%	2%	2%
Capacity
Equipment CapEx (US$ million)	40	28	23

2 EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or loss as well as other items.

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ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2026	Dec. 31 2025	Mar. 31 2025
Net revenues
Packaging	88,981	86,465	68,411
Testing	21,041	20,863	16,004
EMS	61,361	68,555	61,860
Others	2,279	2,032	1,878
Total net revenues	173,662	177,915	148,153

Cost of revenues	(138,812)	(143,179)	(123,260)
Gross profit	34,850	34,736	24,893

Operating expenses
Research and development	(9,210)	(8,960)	(7,579)
Selling, general and administrative	(8,108)	(8,086)	(7,643)
Total operating expenses	(17,318)	(17,046)	(15,222)
Operating income	17,532	17,690	9,671

Net non-operating income and expenses
Interest expense - net	(1,576)	(1,712)	(1,256)
Foreign exchange loss - net	(2,225)	(2,992)	(1,675)
Gain on valuation of financial assets and liabilities - net	3,063	4,376	2,873
Gain on equity-method investments - net	728	257	40
Others - net	678	641	157
Total non-operating income and expenses	668	570	139
Income before tax	18,200	18,260	9,810

Income tax expense	(3,635)	(3,248)	(2,022)
Income from operations and before non-controlling interests	14,565	15,012	7,788
Non-controlling interests	(417)	(299)	(234)

Net income attributable to shareholders of the parent	14,148	14,713	7,554

Per share data:
Earnings per share
– Basic	NT$3.24	NT$3.37	NT$1.75
– Diluted	NT$3.08	NT$3.24	NT$1.64

Earnings per equivalent ADS
– Basic	US$0.205	US$0.219	US$0.106
– Diluted	US$0.195	US$0.210	US$0.100

Number of weighted average shares used in diluted EPS calculation (in thousand shares)	4,485,186	4,462,335	4,410,238

FX (NTD/USD)	31.53	30.88	32.79

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ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended
	Mar. 31 2026	Dec. 31 2025	Mar. 31 2025
Net revenues:
Packaging	89,673	87,397	69,360
Testing	21,041	20,863	16,004
Direct Material	1,621	1,352	1,219
Others	99	95	85
Total net revenues	112,434	109,707	86,668

Cost of revenues	(83,236)	(80,883)	(67,057)
Gross profit	29,198	28,824	19,611

Operating expenses:
Research and development	(7,497)	(7,182)	(6,043)
Selling, general and administrative	(5,824)	(5,561)	(5,233)
Total operating expenses	(13,321)	(12,743)	(11,276)
Operating income	15,877	16,081	8,335

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ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended
	Mar. 31 2026	Dec. 31 2025	Mar. 31 2025

Net revenues	61,875	68,991	62,295

Cost of revenues	(55,981)	(62,752)	(56,767)
Gross profit	5,894	6,239	5,528

Operating expenses:
Research and development	(1,751)	(1,813)	(1,580)
Selling, general and administrative	(2,237)	(2,467)	(2,340)
Total operating expenses	(3,988)	(4,280)	(3,920)
Operating income	1,906	1,959	1,608

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ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Mar. 31, 2026	As of Dec. 31, 2025
Current assets
Cash and cash equivalents	87,811	92,469
Financial assets – current	26,141	9,514
Trade receivables	126,007	125,042
Inventories	76,043	69,383
Others	21,696	17,387
Total current assets	337,698	313,795

Financial assets - non-current & investments - equity -method	50,602	45,677
Property, plant and equipment	459,470	421,115
Right-of-use assets	12,265	12,636
Intangible assets	65,042	64,807
Others	32,450	31,303
Total assets	957,527	889,333

Current liabilities
Short-term borrowings[3]	49,724	43,328
Long-term debts - current portion	6,091	6,688
Trade payables	86,898	88,754
Others	151,789	105,579
Total current liabilities	294,502	244,349

Bonds payable	1,999	11,468
Long-term borrowings[3]	199,142	202,613
Other liabilities	80,740	57,536
Total liabilities	576,383	515,966

Equity attributable to shareholders of the parent	350,617	346,900
Non-controlling interests	30,527	26,467
Total liabilities & shareholders’ equity	957,527	889,333

Current ratio	1.15	1.28
Net debt to equity ratio	0.40	0.46

3 Borrowings include bank loans and bills payable.

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ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

	For the three months ended
	Mar. 31 2026	Dec. 31 2025	Mar. 31 2025
Cash Flows from Operating Activities:
Income before tax	18,200	18,260	9,810
Depreciation & amortization	18,648	17,825	16,092
Other operating activities items	(461)	34,720	(5,929)
Net cash generated from operating activities	36,387	70,805	19,973
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(44,092)	(37,776)	(36,349)
Other investment activities items	(1,653)	(818)	(1,212)
Net cash used in investing activities	(45,745)	(38,594)	(37,561)
Cash Flows from Financing Activities:
Net proceeds from (repayment of) borrowings and bonds	73	(20,783)	16,149
Other financing activities items	765	426	262
Net cash generated from (used in) financing activities	838	(20,357)	16,411
Foreign currency exchange effect	3,862	5,473	1,784
Net increase (decrease) in cash and cash equivalents	(4,658)	17,327	607
Cash and cash equivalents at the beginning of period	92,469	75,142	76,493
Cash and cash equivalents at the end of period	87,811	92,469	77,100

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